CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 17th, 2007

OTC.BB (US): CBTGF

CIBT Education Group Acquires Sprott-Shaw Community College

CIBT Education Group Inc. is pleased to announce that it has completed its acquisition of Sprott-Shaw Community College (“SSCC”).

Established in 1903, SSCC is the oldest and largest private career college in British Columbia.  SSCC operates career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada, and also has business locations in Vietnam, the Philippines, Jordan and China.  In 2005, SSCC received its degree granting status from the British Columbia Ministry of Advanced Education authorizing SSCC to offer bachelor degree programs in Business Management, Marketing and Human Resources.  SSCC is a registered and accredited member of PCTIA (Private Career Training Institutions Agency) of British Columbia, an accredited member of British Columbia’s Ministry of Advanced Education, and Alberta’s Ministry of Advanced Education and Technology.  Sprott-Shaw Community College is also a registered and certified trainer for a number of organizations in the trades and health care sectors.

As of fiscal year end August 31st 2007, SSCC reported audited annual revenues of $32.6 million with earnings before income tax depreciation and amortization (EBITDA) of $2.97 million. CIBT has paid $12 million in cash for the purchase of 100% of SSCC representing an approximate multiple of 4 times EBITDA.  Existing SSCC management has been retained to continue day to day operations and conduct SSCC’s expansion into other parts of Canada and Asia by joining forces with CIBT Schools in China.

“The closing of this transaction marks a significant turning point for both our organizations and we are excited about this partnership between CIBT and SSCC,” commented Toby Chu, Vice Chairman, President and CEO of CIBT Education Group Inc.  “According to Chinese government estimates, over 250 million workers from rural China are gradually migrating to the coastal and urban cities of China in search of better paying jobs to improve their standard of living.  These workers will require extensive vocational re-training or career enhancing skills in order to secure better paying jobs in China’s modern and rapidly advancing economy.  With 104 years of operating experience and over 140 additional career, vocational and degree granting programs available to us, this expansive network of supporting infrastructure, teaching resources, knowledge and experience provided in this transaction with Sprott-Shaw Community College adds tremendous value to CIBT Schools in China and our overall business.”

“We are excited about our future and the prospects ahead of us,” commented Dean Dupperon, President and CEO of Sprott-Shaw Community College. “SSCC has earned an excellent reputation and a long standing history in the Canadian education market for over a century.  The combination of SSCC and CIBT will transform our two organizations into a global education player immediately.  Our management team has extensive knowledge and experience operating a vast network of schools.  Supported by CIBT’s financial infrastructure and their experience in the public equities market, the combined synergies will enhance our existing operation and allow us to expand our Canadian presence while supporting CIBT’s global expansion efforts.”

As a result of the acquisition, CIBT Education Group will have a total of 38 delivery locations globally employing over 400 full and part time employees, a student population of 7,500 and combined revenues of approximately $42 million.

About SSCC :

When Robert James (RJ) Sprott became partners with William Henry Shaw of Shaw Colleges in 1903, they opened the first Sprott-Shaw school, called Vancouver Business Institute. In 1913, RJ Sprott and James Beatty opened Sprott-Shaw College in Victoria, which has been in continuous operation since its opening. The college survived economic recessions, two World Wars and the Great Depression, all making its foundation stronger for today.

Following the Second World War, Sprott-Shaw continued its development by designing programs to retrain military personnel. With the college’s radio broadcasting program, it established a broadcast station for the school with a signal being picked up all the way to Hawaii. The station was known as CKMO, which is now 1410 CFUN. The legendary broadcasters Jack Cullen and Ernie Rose were graduates of the school. Many well-known students including world renowned artist Emily Carr spent time with Sprott-Shaw on their journey towards accomplishing their dreams.

Throughout the years, a number of individuals have taken on the leadership of Sprott-Shaw contributing to the college’s development, but the real growth truly began in 1991 under the leadership of Dean and Sherri Duperron. With their vision and tremendous determination, along with a team of highly trained staff, the college has grown to 17 locations across the province of B.C and Alberta which includes Sprott-Shaw Community College, Sprott-Shaw International Language College and Sprott-Shaw Degree College.

Employing the principles of adult education theory, the curriculum has expanded to include training in healthcare, tourism, hospitality, business, administrative and international studies, providing relevant skills for meaningful jobs in high growth industries.

The modern campuses of Sprott-Shaw now train over 4500 students each year. All locations feature small class sizes, qualified instructors, hands-on training and a friendly, appropriate learning environment for adults of all ages and building solid reputation with both the private sector and government with its training excellence and envying record to secure jobs for its graduates.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. With its Sprott-Shaw subsidiary founded in 1904, CIBT Education Group has a long track record of success in the international business arena. Its Chinese subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  Sprott-Shaw and CIBT deliver Canadian, Chinese, and internationally accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses in Canada, China, Jordan, Vietnam, and the Philippines.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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